Exhibit 99.1

EXTERRAN PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2014

(In thousands, except per unit data)

	Exterran Partners, L.P. Historical	April 2014 MidCon Acquisition	Adjustments		Exterran Partners, L.P. Pro Forma
Revenues:
Revenue — third parties	$580,739	$23,772	$—		$604,511
Revenue — affiliates	297	—	—		297
Total revenue	581,036	23,772	—		604,808

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense) — affiliates	238,038	5,501	4,459	(A)	248,120
			122	(B)
Depreciation and amortization	128,196	460	3,631	(C)	132,287
Long-lived asset impairment	12,810	—	—		12,810
Restructuring charges	702	—	—		702
Selling, general and administrative — affiliates	80,521	154	2,167	(D)	82,904
			62	(E)
Interest expense	57,811	—	5,802	(F)	62,839
			(774	)(G)
Other (income) expense, net	(74)	—	—		(74)
Total costs and expenses	518,004	6,115	15,469		539,588
Income before income taxes	63,032	17,657	(15,469)		65,220
Provision for income taxes	1,313	—	48	(H)	1,361
Net income	$61,719	$17,657	$(15,517)		$63,859

General partner interest in net income	$13,240				$13,283
Common units interest in net income	$48,479				$50,576

Weighted average common units outstanding used in income per common unit:
Basic	54,107		1,548	(I)	55,655
Diluted	54,109		1,548	(I)	55,657

Income per common unit:
Basic	$0.89				$0.91
Diluted	$0.89				$0.91

The accompanying notes are an integral part of the unaudited pro forma condensed statement of operations.

EXTERRAN PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

1.  Basis of Presentation for the April 2014 MidCon Acquisition

On April 10, 2014, we completed an acquisition of natural gas compression assets, including a fleet of 337 compressor units, comprising approximately 444,000 horsepower from MidCon Compression, L.L.C. (“MidCon”) for $352.9 million (the “April 2014 MidCon Acquisition”). The purchase price was funded with the net proceeds from the sale, pursuant to a public underwritten offering, of 6.2 million common units and a portion of the net proceeds from the issuance of $350.0 million aggregate principal amount of 6% senior notes due October 2022 (the “2014 Notes”). The historical financial information is derived from our consolidated financial statements and the financial statements of the April 2014 MidCon Acquisition. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 assumes that the April 2014 MidCon Acquisition occurred on January 1, 2014.

The unaudited pro forma condensed consolidated statement of operations reflects the following transactions:

•                  our acquisition in April 2014 of natural gas compression assets and identifiable intangible assets from MidCon;

•                  our issuance of approximately 6.2 million common units to the public and approximately 126,000 general partner units to our general partner;

•                  our issuance of $350.0 million aggregate principal amount of the 2014 Notes; and

•                  our use of proceeds from the issuance of common units, general partner units and the 2014 Notes to pay $352.9 million to MidCon for the April 2014 MidCon Acquisition and to pay down $157.5 million on our revolving credit facility.

2.  Pro Forma Adjustments and Assumptions

(A) Reflects the reversal of amortization, including accelerated amortization, of deferred gain (loss) recognized on sale leaseback transactions net of lease expense incurred by MidCon from the leasing of compression equipment. All of the compression equipment was acquired by MidCon prior to the closing of the April 2014 MidCon Acquisition and is part of the assets acquired by us.

(B) Reflects an additional allocation of cost of sales (excluding depreciation and amortization expense) from Exterran Holdings, Inc. (“Exterran Holdings”), our indirect parent company, to us that would have been incurred if the April 2014 MidCon Acquisition had occurred on January 1, 2014.

(C) Reflects the estimated adjustment to depreciation and amortization expense for the purchase price adjustments made to compression equipment and intangible assets acquired in the April 2014 MidCon Acquisition. The compression equipment acquired will be depreciated on a straight-line basis over an estimated average remaining useful life of 25 years. The intangible assets are estimated to be amortized on a straight-line basis over a weighted average estimated remaining useful life of approximately 9 years.

(D) Reflects an additional allocation of selling, general and administrative (“SG&A”) expenses from Exterran Holdings assuming the April 2014 MidCon Acquisition had occurred on January 1, 2014. SG&A expenses in this adjustment include only the allocation of indirect expenses and have been allocated to us based on revenue and horsepower of Exterran Holdings and us in accordance with an omnibus agreement among us, Exterran Holdings and others.

(E) Reflects sales tax on intercompany leases of compressor units acquired in connection with the April 2014 MidCon Acquisition.

(F) Reflects interest expense and amortization of debt discount incurred as a result of our issuance of $350.0 million aggregate principle of the 2014 Notes which were issued to fund a portion of the April 2014 MidCon acquisition. The 2014 Notes were issued at an original issuance discount of $5.7 million, which is being amortized using the effective interest method at an interest rate of 6.25% over their term.

(G) Reflects a reduction in interest expense as a result of the pay down of $157.5 million on our revolving credit facility using funds in excess of the amount paid to MidCon for the April 2014 MidCon Acquisition from the issuance of approximately 6.2 million common units to the public, approximately 126,000 general partner units to our general partner and the 2014 Notes. The average annual interest rate on the revolving credit facility during the six months ended June 30, 2014 was 2.2%.

(H) Reflects additional state income taxes for the year ended December 31, 2014 in connection with the April 2014 MidCon Acquisition that we would have incurred if the acquisition had occurred on January 1, 2014.

(I) Reflects our issuance of approximately 6.2 million common units to the public to fund a portion of the purchase price of the April 2014 MidCon Acquisition.

3.  Pro Forma Net Earnings Per Limited Partner Unit

Pro forma net income (loss) per common unit is determined by dividing the pro forma net income (loss) that would have been allocated to our common unitholders by the weighted average number of common units outstanding after the completion of the transaction included in the unaudited pro forma condensed consolidated statement of operations. Pursuant to our partnership agreement, to the extent that the quarterly distributions exceed certain targets, our general partner is entitled to receive certain incentive distributions that will result in more net income (loss) proportionately being allocated to our general partner than to our common unitholders. There was no additional pro forma reduction of net income allocable to our limited partners, including the amount of additional incentive distributions to our general partner that would have occurred for the year ended December 31, 2014.